Value Line Funds

7 Times Square, Suite 1606

New York, New York 10036-6524

June 15, 2022

Via Edgar Correspondence

Mr. Kenneth Ellington

Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Ellingtonk@SEC.gov

Re:	Value Line Mid Cap Focused Fund, Inc.

Value Line Capital Appreciation Fund, Inc.

Value Line Larger Companies Focused Fund, Inc.

Value Line Select Growth Fund, Inc.

Value Line Core Bond Fund

Value Line Centurion Fund, Inc.

Value Line Strategic Asset Management Trust

(the “Funds”)

Dear Mr. Ellington:

This letter responds to comments transmitted orally to Peter Lowenstein on May 31, 2022, relating to the N-CSR filings of the Funds for the fiscal year ended December 31, 2021.

For the staff’s convenience, its comments are restated below followed by the response of the Funds.

Comment 1.

Please update the recoupment language in the notes to the financial statements to match the disclosure in the Prospectus for VLCBF which states that the Adviser may subsequently recover from the Fund reimbursed expenses and/or waived fees “to the extent that the Fund’s expense ratio is less than the expense limitation or if lower the expense limitation in effect when the waiver reimbursement occurred” and ensure that the language is consistent throughout the disclosure documents.

Response 1.

Accepted.

Comment 2.

The Commission notes that item 4(e)(1) of Form N-CSR discloses that all services performed were pre-approved by the Committee. However, this paragraph describes situations where the pre-approval requirement was waived not when pre-approval was obtained. Please disclose if this disclosure is accurate.

Response 2.

Amendments were filed on June 14, 2022, changing the response to “not applicable.”

Comment 3.

Item 4(d) of the registrant’s certifications required by item 13(a)(2) of Form N-CSR filed February 28, 2022, do not appear to refer to the correct time period. Item 4(d) requires disclosure of any change in the registrant’s internal control over financial reporting that occurred “during the period covered by the report” whereas it appears the current certification indicates only a quarter of the period is covered. Please file an amended form N-CSR for each fund to include the corrected form of certification and ensure that the certifications are updated to a current date.

Response 3.

Amendments were filed on June 14, 2022, to include the corrected form of certification, updated to a current date and with an appropriate explanatory note.

Comment 4.

It appears the N-CSR filings for the December 31, 2021 period refer to the time period subsequent to the date of their evaluation for the disclosure in response to item 11(b). Please use the exact language provided in item 11(b) which refers to “the period covered by this report.”

Response 4.

Amendments were filed on June 14,2022, using the exact language provided in item 11(b) and with an appropriate explanatory note.

*******************

We trust that these responses adequately address your comments.

Should you have any further questions or comments, please do not hesitate to contact me at (203) 249-4399.

Very truly yours,

/s/ Peter D. Lowenstein

Peter D. Lowenstein

Legal Counsel to the Value Line Mutual Funds

cc:	Gretchen Passe Roin, Esq.

Counsel to the Independent Directors